Invesco PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046

713 626 1919 www.invesco.com/us
October 30, 2013
Via EDGAR
Vincent DiStefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Invesco Senior Loan Fund File Nos: 811-05845 and 333-121061
Dear Mr. DiStefano:
     On behalf of the above named registrant (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you during our discussion on October 18, 2013, with regard to the Registrant’s 486(a) Filing on Form N-2 filed with the U.S. Securities and Exchange Commission (“SEC”) on September 6, 2013, relating to the Invesco Senior Loan Fund (the “Fund”).
     Each of your comments is set forth below in bold with the Registrant’s response immediately below each comment.
1. Comment: How does the Fund’s exemptive order allow for adding Class Y Shares?
     Response: The Fund operates pursuant to an exemptive order (Notice: IC-25924, Feb. 3, 2003 and Order: IC-25951, March 3, 2003) (the “Exemptive Order”), which permits the Fund to be structured as a multiple class fund and to offer different classes of shares. In addition to the Class A Shares, Class B Shares and Class C Shares described in the Exemptive Order, the Exemptive Order provides that the Fund “may in the future offer additional classes of shares.” The Exemptive Order provides that the Fund “may issue shares similar to certain classes of shares issued by other funds in the [Invesco] group of investment companies.” Class Y Shares to be issued by the Fund are similar to Class Y Shares issued by certain open-end investment companies advised by the Fund’s investment adviser.
Prospectus
Principal Investment Strategies (pgs. 5-6)
2. Comment: Will the Fund invest in derivatives as part of its principal investment strategies, and if so, please add that language in this section.
     Response: Other than with respect to structured products discussed below, the Fund has no present intention to invest in derivatives as part of its principal investment strategies.

3. Comment: Will the Fund issue preferred shares in the next year, and if so, please add that language in this section.
     Response: The Fund has no present intention to issue preferred shares in the next year.
4. Comment: Will the Fund invest in derivatives to obtain financial leverage as part of its principal investment strategies, and if so, please add derivatives risk disclosure.
     Response: The Fund has no present intention to invest in derivatives for the purpose of obtaining financial leverage as part of its principal investment strategies. Therefore no derivatives risk disclosure is being added. The Fund notes that structured products, which are discussed below, may have embedded leverage.
Principal Investment Strategies (p. 15)
5. Comment: What is the buy/sell strategy of the Fund?
     Response: The following disclosure has been added to pages 5 and 15 of the Prospectus.
     Decisions to purchase or sell loans and securities are determined by the relative value considerations of the investment professionals that factor in economic and credit-related fundamentals, market supply and demand, market dislocations and situation-specific opportunities. The purchase or sale of loans and securities may be related to a decision to alter the Fund’s macro risk exposure, a need to limit or reduce the Fund’s exposure to a particular security or issuer, degradation of an issuer’s credit quality, or general liquidity needs of the Fund.
Description of Senior Loans (p. 17)
6. Comment: Provide a more recent date to the Fund’s Senior Loan obligations invested in rated and unrated obligations.
     Response: Information will be provided as of August 31, 2013.
Structured Products (p. 19)
7. Comment: Does the Fund invest in credit default swaps?
     Response: The Fund does not invest in credit default swaps and has no present intention to invest in credit default swaps.
Structured Products (p. 20)
8. Comment: How does the Fund value structured products according to the 80% test? Does the Fund segregate notional? The Fund should add risk disclosure for structured products.
     Response: For purposes of the Fund’s 80% test, the Fund values structured products included at their market value, as determined in accordance with the valuation policies and procedures adopted by the Board of Trustees of the Fund. To the extent the notional value of a structured product exceeds its market value, the notional value will not be included for purposes of calculating the 80% Policy.

     In connection with the Fund’s derivatives transactions, the Fund earmarks or segregates cash or liquid securities or otherwise covers such transactions in accordance with applicable interpretations of the staff of the SEC. Typically, to the extent the terms of such transactions obligate the Fund to make payments, the Fund earmarks or segregates cash or liquid securities in an amount at least equal to the current value of the amount then payable by the Fund under the terms of such transactions.
     Certain risks associated with structured notes are discussed in the Prospectus under the heading “Investment Objective and Principal Investment Strategies—Types of Senior Loan Investments—Structured Products.” And certain risks associated with derivatives transactions generally are set forth in the Prospectus under the heading “Investment Practices and Special Risks—Interest Rate and Other Hedging Transactions.” In addition, the Fund has added a risk factor for structured products under the heading “Risks.”
Interest Rate and Other Hedging Transactions (pgs. 27-28)
9. Comment: What derivatives disclosure are we talking about in this section with the statement, “Except as previously discussed herein with respect to certain derivatives...”?
     Response: This statement is referring to the earlier discussion of credit-linked notes and credit default swaps under the Structured Products disclosure.
10. Comment: Confirm that there are no other total return swap investments using marked-to-market investments?
     Response: The Fund has not invested in other types of swaps such as total return swaps.
SAI
Trustees and Officers (p. B-5)
11. Comment: In the Trustees and Officers section, please note in the heading that past trusteeships are during the past five years.
     Response: The heading in the Trustee and Officer section has been updated to include “During the Past Five Years.”
     In connection with the Registrant’s responses to the SEC Staff’s comments on the N-2, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-7888 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/S/ PETER A. DAVIDSON
Peter A. Davidson, Esq.
Assistant General Counsel

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